Exhibit 99.3

NASUS PHARMA LTD.

FORM OF PROXY CARD

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoints Mr. Oren Elmaliach, Director of Finance, as agent and proxy of the undersigned, with full power of substitution to each of them, to represent and to vote on behalf of the undersigned all the Ordinary Shares of Nasus Pharma Ltd. (the “Company”) which the undersigned is entitled to vote at the Annual and Special General Meeting of Shareholders (the “Meeting”) to be held on October 8, 2026 at 2:00 p.m. Israel time, at 28 Ha’Arbaa St., Hagag Towers, North Tower, 14th Floor, Tel Aviv, Israel, and at any adjournments or postponements thereof, upon the following matters, which are more fully described in the Notice of the Annual and Special General Meeting of Shareholders and Proxy Statement relating to the Meeting (the “Proxy Statement”).

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no direction is made with respect to any matter, this Proxy will be voted FOR such matter.

(Continued and to be signed on the reverse side)

NASUS PHARMA LTD. SPECIAL GENERAL MEETING OF SHAREHOLDERS

Date of Meeting: October 8, 2026

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE

MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

1.	To re-appoint Brightman Almagor Zohar & Co., a member firm of Deloitte Global Network, as the Company’s independent auditor, and to authorize the Board of Directors of the Company (the “Board of Directors” or the “Board”) to determine its remuneration, until the next annual general meeting of the shareholders of the Company.

☐	FOR	☐	AGAINST	☐	ABSTAIN

2.

2.1	To re-appoint Mr. David Silberman to serve as a Class I director of the Company for a three-year term, ending at the third annual general meeting of shareholders following her re-appointment and until she ceases to hold office in accordance with the provisions of the Company’s articles of association or any applicable law, whichever is the earlier.

☐	FOR	☐	AGAINST	☐	ABSTAIN

2.2	To re-appoint Dr. Sharon Shacham to serve as a Class I director of the Company for a three-year term, ending at the third annual general meeting of shareholders following her re-appointment and until she ceases to hold office in accordance with the provisions of the Company’s articles of association or any applicable law, whichever is the earlier

☐	FOR	☐	AGAINST	☐	ABSTAIN

3.	To approve the compensation package of Mr. Brendan P. O’Grady, for his role as the Company’s Chief Executive Officer.

☐	FOR	☐	AGAINST	☐	ABSTAIN

4.	To approve the grant of a one-time bonus to Mr. Dan Teleman, the Company’s former Chief Executive Officer.

☐	FOR	☐	AGAINST	☐	ABSTAIN

5.	To approve an increase in the total number of shares reserved for issuance as incentive stock options under the Company’s U.S. Sub-Plan under Company’s 2019 Incentive Option Plan.

☐	FOR	☐	AGAINST	☐	ABSTAIN

PLEASE NOTE: By signing and submitting this proxy card, you declare that you are not a controlling shareholder of the Company (as defined in the Israeli Companies Law 5759-1999) (the “Companies Law”), and that you have no personal interest in the approval of any of the items that are proposed for approval at the annual and special general meeting of shareholders, which require such declaration under the Companies Law, except as notified to the Company via e-mail to Mr. Oren Elmaliach, e-mail address: oren@nasuspharma.com.

NAME	SIGNATURE	DATE

NAME	SIGNATURE	DATE

Please sign exactly as your name appears on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, trustee, or guardian, please give full title as such. If the signed is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.